Exhibit 99(w)

[Newspaper advertisement published in Iowa newspapers on August 27, 1996]

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                            Here are some plain-truth
                              facts that IES hopes
                                  you'll ignore
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             In a desperate effort to keep their Wisconsin deal from
         coming apart, IES is attacking MidAmerican Energy Company. Yet no matter how hard they try,
           they can't overcome these facts about our merger proposal:

1        Our dividend is better.
MidAmerican's proposal would pay IES shareholders $2.82 per current IES share vs. only $2.25 in the Wisconsin deal.* That's a 25% difference, yet IES is hoping you'll overlook this fact and accept a lower dividend for your shares. Who's kidding whom?
         And, even if IES were able to grow their future dividends by 1% per year, as suggested by a Wisconsin analyst, they wouldn't be able to match the $2.82 dividend MidAmerican is offering now...for 23 years!

2        Our dividend is secure.
For the twelve months ending June 30, 1996, MidAmerican's earnings exceeded its dividend by more than 18%!
         What's more, the savings we expect from a MidAmerican-IES merger will more than offset the cost of any new debt we may take on to accomplish that merger.

3        We are financially sound.
MidAmerican Energy has an A+ rating from Standard & Poor's. That's higher than IES' current S&P rating.
         We intend to pay down debt after the merger. MidAmerican has $750 million in non- utility assets that we're looking to redeploy into utility service and communications businesses, including the proposed merger with IES.

            The bottom line is this. MidAmerican Energy is a strong,
           Iowa-based company, with a proposal that offers more to IES shareholders. Yet IES hopes you'll ignore the
             facts so they can push ahead with their Wisconsin deal.
         It's your choice...the higher-value MidAmerican proposal or the less-for-your-money Wisconsin deal. Your vote will help determine which direction IES takes.
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                         Vote AGAINST the Wisconsin Deal
IES shareholders have been sent proxy materials, including a BLUE proxy, by MidAmerican Energy. Check the "Against" box; sign, date and mail the BLUE proxy as soon as possible. We urge you not to return any green or white proxies sent to you by IES. If you have already returned your IES proxy, we urge you the change your vote and vote AGAINST the Wisconsin deal by sending in the BLUE proxy. Only the latest-dated proxy will count. For more information about MidAmerican's merger proposal, call this toll-free number:
                         1-888-PRO-IOWA (1-888-776-4692)
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[MidAmerican Energy Logo]

*Amounts are based on a MidAmerican  dividend of $1.20 and a conversion ratio of
2.346 shares of MidAmerican common stock per share of IES common stock; WPL dividend of $1.97 and conversion rate of 1.14 shares of WPL common stock per share of IES common stock.

MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposal IES/WPL/Interstate transaction and thet proxy statement and other materials are incorporated herein by reference.